Exhibit I
Customer/Partner voicemail script

Hi                     . This is Tom Reilly from ArcSight. I wanted to reach out to you to follow up on the announcement we made early this morning about being acquired by HP. I’m really excited about this opportunity as the combined company will provide a new approach to securing your assets. When you have a moment, let’s touch base and I can walk you through the announcement, our vision, and next steps. As you can imagine, it will be a hectic next few days but I do want to talk to you so please try me here at the office at (408) 864-2649 or on my cell (650) 208-0481. Thanks.
People to call:
Customers (in order of contribution size):
1.	Wells Fargo, Steve Brom: 612.667.7592

2.	DISA, Richard Hale: 703.882.1500 x381

3.	DOJ, Dennis Heretick: 202.353.1974

4.	USAF, Marc Bastien: 781.377.1711

5.	B of A, Chad Renfro: 469.201.8261

6.	Walmart, Kevin Turner: 479.273.4000

7.	FBI, Fred Newberry: 202.324.6108

8.	Citi, Charles Blauner: 908.563.3589

9.	RIM, Peter Romano: 519.888.7465 x72425
Employees to call:
1.	Pres: 443.852.1920

2.	Iain: 011 44 77 2167 6156

3.	Mark B.: 617.816.0829

4.	Glen: 540.809.6958

5.	Barry: 561.789.8566
Forward-Looking Statements
This press release contains projections and other forward-looking statements regarding the expected performance of Hewlett-Packard Company (“HP”) following completion of the acquisition, including statements related to HP’s product and service offerings and the future of the enterprise threat and risk management market. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of ArcSight, Inc. (“ArcSight”) due to the uncertainty about the acquisition, the retention of employees of ArcSight and the ability of HP to successfully integrate ArcSight and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of ArcSight’s filings with the United States Securities and Exchange Commission, including its most recent filings on Form 10-K and Form 10-Q.

Securities Law Disclosures
This report is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ArcSight common stock will be made only pursuant to an offer to purchase and related materials that HP intends to file with the United States Securities and Exchange Commission. ArcSight stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Once filed, copies of the tender offer statement on Schedule TO, the offer to purchase and related documents will be made available to ArcSight stockholders at no expense to them. In addition, those materials will be available without charge from ArcSight Investor Relations at (415) 293-4427 or by email at robert.dougherty@fd.com, or the United States Securities and Exchange Commission through the Commission’s website at www.sec.gov. ArcSight stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.